UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SYNUTRA INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

87164C 10 2
(CUSIP Number)

Robert B. Knauss, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Ning Zhang Orrick, Herrington & Sutcliffe LLP 5701 China World Tower No. 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China	Andrew Thorpe Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, California 94105

September 25, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 87164C 10 2
1.	Names of Reporting Persons Warburg Pincus Private Equity IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned by		4,000,000
Each	9.	Sole Dispositive Power
Reporting
Person With		0
	10.	Shared Dispositive Power

4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%(*)
14.	Type of Reporting Person (See Instructions) PN

(*)
This calculation is based upon a total of 57,300,713 shares outstanding as of August 10, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, of Synutra International, Inc., a Delaware corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 10, 2015.

CUSIP No.: 87164C 10 2
1.	Names of Reporting Persons Warburg Pincus IX GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned by		4,000,000
Each	9.	Sole Dispositive Power
Reporting
Person With		0
	10.	Shared Dispositive Power

4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%(*)
14.	Type of Reporting Person (See Instructions) PN

(*)
This calculation is based upon a total of 57,300,713 shares outstanding as of August 10, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, of Issuer, filed with the Commission on August 10, 2015.

CUSIP No.: 87164C 10 2
1.	Names of Reporting Persons WPP GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned by		4,000,000
Each	9.	Sole Dispositive Power
Reporting
Person With		0
	10.	Shared Dispositive Power

4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%(*)
14.	Type of Reporting Person (See Instructions) OO

(*)
This calculation is based upon a total of 57,300,713 shares outstanding as of August 10, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, of Issuer, filed with the Commission on August 10, 2015.

CUSIP No.: 87164C 10 2
1.	Names of Reporting Persons Warburg Pincus Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned by		4,000,000
Each	9.	Sole Dispositive Power
Reporting
Person With		0
	10.	Shared Dispositive Power

4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%(*)
14.	Type of Reporting Person (See Instructions) PN

(*)
This calculation is based upon a total of 57,300,713 shares outstanding as of August 10, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, of Issuer, filed with the Commission on August 10, 2015.

CUSIP No.: 87164C 10 2
1.	Names of Reporting Persons Warburg Pincus Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned by		4,000,000
Each	9.	Sole Dispositive Power
Reporting
Person With		0
	10.	Shared Dispositive Power

4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%(*)
14.	Type of Reporting Person (See Instructions) OO

(*)
This calculation is based upon a total of 57,300,713 shares outstanding as of August 10, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, of Issuer, filed with the Commission on August 10, 2015.

CUSIP No.: 87164C 10 2
1.	Names of Reporting Persons Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned by		4,000,000
Each	9.	Sole Dispositive Power
Reporting
Person With		0
	10.	Shared Dispositive Power

4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%(*)
14.	Type of Reporting Person (See Instructions) PN

(*)
This calculation is based upon a total of 57,300,713 shares outstanding as of August 10, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, of Issuer, filed with the Commission on August 10, 2015.

CUSIP No.: 87164C 10 2
1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned by		4,000,000
Each	9.	Sole Dispositive Power
Reporting
Person With		0
	10.	Shared Dispositive Power

4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%(*)
14.	Type of Reporting Person (See Instructions) OO

(*)
This calculation is based upon a total of 57,300,713 shares outstanding as of August 10, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, of Issuer, filed with the Commission on August 10, 2015.

CUSIP No.: 87164C 10 2
1.	Names of Reporting Persons Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned by		4,000,000
Each	9.	Sole Dispositive Power
Reporting
Person With		0
	10.	Shared Dispositive Power

4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%(*)
14.	Type of Reporting Person (See Instructions) IN

(*)
This calculation is based upon a total of 57,300,713 shares outstanding as of August 10, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, of Issuer, filed with the Commission on August 10, 2015.

CUSIP No.: 87164C 10 2
1.	Names of Reporting Persons Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned by		4,000,000
Each	9.	Sole Dispositive Power
Reporting
Person With		0
	10.	Shared Dispositive Power

4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%(*)
14.	Type of Reporting Person (See Instructions) IN

(*)
This calculation is based upon a total of 57,300,713 shares outstanding as of August 10, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, of Issuer, filed with the Commission on August 10, 2015.

This Amendment No. 9 (this “Amendment No. 9”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2007, as amended by Amendment No. 1 thereto filed with the Commission on April 24, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed with the Commission on September 2, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the Commission on April 26, 2011 (“Amendment No. 3”), Amendment No. 4 thereto filed with the Commission on May 9, 2011 (“Amendment No. 4”), Amendment No. 5 thereto filed with the Commission on August 11, 2011 (“Amendment No. 5”), Amendment No. 6 thereto filed with the Commission on February 4, 2013 (“Amendment No. 6”), Amendment No. 7 thereto filed with the Commission on March 3, 2014 (“Amendment No. 7”) and Amendment No. 8 thereto filed with the Commission on September 14, 2015 (“Amendment No. 8”, and together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Initial Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX GP L.P., a Delaware limited partnership and the general partner of WP IX (“WP IX GP”), WPP GP LLC, a Delaware limited liability company and the general partner of WP IX GP (“WPP GP”), Warburg Pincus Partners, L.P., a Delaware limited partnership and managing member of WPP GP (“WP Partners”), Warburg Pincus Partners GP LLC, a Delaware limited liability company and the general partner of WP Partners (“WPP GP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP GP LLC (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-Chief Executive Officer of WP LLC, who may be deemed to control WP IX, WP IX GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC. WP IX, WP IX GP, WPP GP, WP Partners, WPP GP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy are hereinafter referred to as the “Warburg Pincus Reporting Persons”. The Initial Schedule 13D, as amended by this Amendment No. 9, is being referred to as the “Schedule 13D”. This Amendment No. 9 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Synutra International, Inc., a Delaware corporation (the “Issuer”). Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

The Warburg Pincus Reporting Persons are filing this Amendment No. 9 because, on September 25, 2015, WP IX and Sparkle Wealthy Limited (“Sparkle Wealthy”) amended the share purchase agreement pursuant to which WP IX will dispose of all of its shares of Common Stock of the Issuer to extend the contemplated closing date to December 31, 2015 (or such other date on or prior to December 31, 2015 as the parties shall mutually agree).

Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

On September 14, 2015, WP IX and Sparkle Wealthy entered into a share purchase agreement pursuant to which WP IX will dispose of all of its shares of Common Stock of the Issuer in a privately negotiated transaction at a price per share of $4.8002. On September 25, 2015, WP IX and Sparkle Wealthy amended the share purchase agreement to extend the contemplated closing date to December 31, 2015 (or such other date on or prior to December 31, 2015 as the parties shall mutually agree). The closing of the sale of said Common Stock of the Issuer is subject to customary closing conditions.

The foregoing description of the terms of the share purchase agreement is qualified in its entirety by reference to the copy of the share purchase agreement, filed as Exhibit 99.6 to the Schedule 13D, as amended by the amendment filed with this report as Exhibit 99.7, each of which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1:
Joint Filing Agreement, dated June 20, 2007, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D (filed as Exhibit 1 to the Schedule 13D filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on June 20, 2006, and incorporated herein by reference).

Exhibit 99.2:
Joint Filing Agreement, dated April 23, 2008, by and among Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners LLC, Warburg Pincus LLC, Warburg Pincus & Co., Charles R. Kaye and Joseph P. Landy, relating to the filing of a joint statement on Schedule 13D/A (filed as Exhibit 6 to the Schedule 13D/A filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on April 24, 2008, and incorporated herein by reference).

Exhibit 99.3:
Joint Filing Agreement, dated September 1, 2008, by and among Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners LLC, Warburg Pincus LLC, Warburg Pincus & Co., Charles R. Kaye and Joseph P. Landy, relating to the filing of a joint statement on Schedule 13D/A (filed as Exhibit 12 to the Schedule 13D/A filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on September 2, 2008, and incorporated herein by reference).

Exhibit 99.4:
Joint Filing Agreement, dated April 26, 2011, by and among Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy, relating to the filing of a joint statement on Schedule 13D/A (filed as Exhibit 13 to the Schedule 13D/A filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on April 26, 2011, and incorporated herein by reference).

Exhibit 99.5:
Joint Filing Agreement, dated September 14, 2015, by and among Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX GP L.P., WPP GP LLC, Warburg Pincus Partners, L.P., Warburg Pincus Partners GP LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy, relating to the filing of a joint statement on Schedule 13D/A (filed as Exhibit 99.5 to the Schedule 13D/A filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on September 14, 2015, and incorporated herein by reference).

Exhibit 99.6:
Share Purchase Agreement, dated September 14, 2015, by and between Warburg Pincus Private Equity IX, L.P. and Sparkle Wealthy Limited (filed as Exhibit 99.6 to the Schedule 13D/A filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on September 14, 2015, and incorporated herein by reference).

Exhibit 99.7:	Amendment to Share Purchase Agreement, dated September 25, 2015, by and between Warburg Pincus Private Equity IX, L.P. and Sparkle Wealthy Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2015

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX GP L.P., its General Partner
	By:	WPP GP LLC, its General Partner
		By:	Warburg Pincus Partners, L.P., its Managing Member
			By:	Warburg Pincus Partners GP LLC, its General Partner
				By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS IX GP L.P.

By:	WPP GP LLC, its General Partner
	By:	Warburg Pincus Partners, L.P., its Managing Member
		By:	Warburg Pincus Partners GP LLC, its General Partner
			By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its Managing Member
	By:	Warburg Pincus Partners GP LLC, its General Partner
		By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its General Partner
	By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Name: Charles R. Kaye
By: Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Name: Joseph P. Landy
By: Robert B. Knauss, Attorney-in-Fact*

*
Power of Attorney given by Mr. Kaye and Mr. Landy was previously filed with the United States Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Inc. (f/k/a Laredo Petroleum Holdings, Inc.) and is hereby incorporated by reference.